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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Newport Bancorp Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

651754103
(CUSIP Number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,
780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August, 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 pages

Exhibit Index located on Page 14	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 651754103

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

7. Sole Voting Power

NUMBER OF
SHARES	8. Shared Voting Power
BENEFICIALLY
OWNED BY	328,500
EACH
REPORTING	9. Sole Dispositive Power
PERSON
WITH
10. Shared Dispositive Power

328,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 328,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.03%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 651754103

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

7. Sole Voting Power

NUMBER OF
SHARES	8. Shared Voting Power
BENEFICIALLY
OWNED BY	233,500
EACH
REPORTING	9. Sole Dispositive Power
PERSON
WITH
10. Shared Dispositive Power

233,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 6.42%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 651754103

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

7. Sole Voting Power

NUMBER OF
SHARES	8. Shared Voting Power
BENEFICIALLY
OWNED BY	9,000
EACH
REPORTING	9. Sole Dispositive Power
PERSON
WITH
10. Shared Dispositive Power

9.000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.25%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 651754103	Page 5 of 19 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

7. Sole Voting Power

NUMBER OF
SHARES	8. Shared Voting Power
BENEFICIALLY
OWNED BY	33,600
EACH
REPORTING	9. Sole Dispositive Power
PERSON
WITH
10. Shared Dispositive Power

33,600

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,600
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.92%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 651754103

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

7. Sole Voting Power

NUMBER OF
SHARES	8. Shared Voting Power
BENEFICIALLY
OWNED BY	190,900
EACH
REPORTING	9. Sole Dispositive Power
PERSON
WITH
10. Shared Dispositive Power

190.900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.25%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 651754103

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

7. Sole Voting Power

NUMBER OF
SHARES	8. Shared Voting Power
BENEFICIALLY
OWNED BY	70,000
EACH
REPORTING	9. Sole Dispositive Power
PERSON
WITH
10. Shared Dispositive Power

70,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.92%
14.	Type of Reporting Person* CO

SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 651754103

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

7. Sole Voting Power

NUMBER OF
SHARES	8. Shared Voting Power
BENEFICIALLY
OWNED BY	25,000
EACH
REPORTING	9. Sole Dispositive Power
PERSON
WITH
10. Shared Dispositive Power

25,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.69%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 651754103

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

7. Sole Voting Power

NUMBER OF
SHARES	8. Shared Voting Power
BENEFICIALLY
OWNED BY	328,500
EACH
REPORTING	9. Sole Dispositive Power
PERSON
WITH
10. Shared Dispositive Power

328,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 328,500
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.03%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of Newport Bancorp, Inc. (the “Issuer”), a company incorporated in Rhode Island, with its principal office at 100 Bellevue Avenue, Newport, Rhode Island, 02840.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”) and Malta Offshore, Ltd., a Cayman Islands company (“MO”), (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MO; and as managing member of SOAM Ventures, LLC (“Ventures”), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. (“SCP”), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF and MHFII are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, SCP, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b)    The address of the principal offices of each of MP, MHF, MHFII, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o Citi Hedge Fund Services (Cayman) Limited, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman, Cayman Islands, British West Indies.  The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c)    The principal business of MP, MHF, MHFII, and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d)    During the last five years, none of MP, MHF, MHFII, SCP MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MP, MHF, MHFII, MO, SCP, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, and SCP is $100,889, $376,788, $2,152,237, $792,666, and $296,197 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 3,638,669 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on August 12, 2010:

(i)	MP beneficially owned 9,000 shares of Common Stock, constituting approximately 0.25% of the shares outstanding.

(ii)	MHF beneficially owned 33,600 shares of Common Stock, constituting approximately 0.92% of the shares outstanding.

(iii)	MHFII beneficially owned 190,900 shares of Common Stock, constituting approximately 5.25% of the shares outstanding.

(iv)	MO beneficially owned 70,000 shares of Common Stock, constituting approximately 1.92% of the shares outstanding.

(v)	SCP beneficially owned 25,000 shares of Common Stock, constituting approximately 0.69% of the shares outstanding.

(vi)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, and as an affiliate of Ventures, management company for SCP under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 9,000 shares owned by MP, the 33,600 shares owned by MHF, the 190,900 shares owned by MHFII, the 70,000 shares owned by MO, and the 25,000 shares owned by SCP, or an aggregate of 328,500 shares of Common Stock, constituting approximately 9.03% of the shares outstanding.

(vii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the 9,000 shares owned by MP, the 33,600 shares owned by MHF and the 190,900 shares owned by MHFII, or an aggregate of 233,500 shares of Common Stock, constituting approximately 6.42% of the shares outstanding.

(viii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 9,000 shares owned by MP, the 33,600 shares owned by MHF, the 190,900 shares owned by MHFII, the 70,000 shares owned by MO, and the 25,000 shares owned by SCP, or an aggregate of 328,500 shares of Common Stock, constituting approximately 9.03% of the shares outstanding.

(ix)	In the aggregate, the Reporting Persons beneficially own 328,500 shares of Common Stock, constituting approximately 9.03% of the shares outstanding.

(x)	S.O. Holdings directly owned no shares of Common Stock.

(b)    The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM  pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c)    During the sixty days prior August 20, 2010 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
06/29/10	Sale	11.7350	(500)

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
06/29/10	Purchase	11.7450	300

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
06/29/10	Sale	11.7350	(3,600)

Transactions by MO last 60 days

Date	Transaction	Price	Shares
06/29/10	Purchase	11.7450	3,800

Transactions by SCP last 60 days

Date	Transaction	Price	Shares
Ø

(d)    Not applicable.

(e)    Not applicable.

 Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2010
MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
Director
		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SANDLER O'NEILL ASSET MANAGEMENT, LLC		SOAM CAPITAL PARTNERS, L.P.

By:	/s/ Terry Maltese	By:	SOAM Venture Holdings
Terry Maltese
President
		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 1
JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: August 20, 2010
MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
Director
		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SANDLER O'NEILL ASSET MANAGEMENT, LLC		SOAM CAPITAL PARTNERS, L.P.

By:	/s/ Terry Maltese	By:	SOAM Venture Holdings
Terry Maltese
President
		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

SK 27061 0001 1123428